July 2, 2026

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

        Re: NewtekOne, Inc.
            Registration Statement on Form S-3
            Filed June 25, 2026
            File No. 333-297037
Dear Barry Sloane:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    Jared Fishman, Esq.